News Release 18-06

May 3, 2018

SSR MINING APPOINTS KEVIN O’KANE AS CHIEF OPERATING OFFICER

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) today announced that Alan Pangbourne will be retiring from his role as Chief Operating Officer ("COO") effective May 31, 2018. Kevin O’Kane will succeed Mr. Pangbourne as COO effective June 4, 2018.
"On behalf of the management team and Board of Directors I would like to thank Alan for his leadership, drive and the significant contribution he has made in the evolution of SSR Mining over the past five years. We all wish him much success as he starts retirement life," said Paul Benson, President and Chief Executive Officer. "Having known Kevin for nearly 20 years when we worked together in the BHP Billiton Base Metals group, I look forward to working with him again as we continue to drive improvements across our portfolio to deliver long-term shareholder value. Kevin’s strong background in operations management, operational excellence, technical services, project development and safety will be invaluable as he leads our operating teams.”
Mr. O’Kane has more than 30 years of international experience developing and operating mines. Since joining BHP early in his career, his focus and success has been leading safety and productivity improvements, cost reductions, organizational and cultural change processes, including the Escondida mine in Chile, the world’s largest copper mine. Kevin joins SSR Mining having most recently been Asset President, Pampa Norte, BHP Minerals Americas and holds a Bachelor of Applied Science degree from Queen’s University in Kingston, Ontario.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: mailto:minvest@ssrmining.com

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